Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Javcap Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Javcap Securities, LLC as of December 31 2025, and the related notes (collectively referred to as the "financial statement") In our opinion, the financial statement presents fairly, in all material respects, the financial position of Javcap Securities, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America

Basis for Opinion

This financial statement is the responsibility of Javcap Securities, LLC's management. Our responsibility is to express an opinion on Javcap Securities, LLC's financial statement based on our audit We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Javcap Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Javcap Securities, LLC's auditor since 2022.

Maitland, Florida

May 5, 2026

JAVCAP SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

ASSETS

Cash	$	35,017
Prepaid expenses		78,054
Total Assets	$	113,071

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	7,498
Total Liabilities		7,498
Member's equity		105,573
Total Liabilities and Member's Equity	$	113,071

The accompanying notes are an integral part of these financial statements.

JAVCAP SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025

1. ORGANIZATION AND NATURE OF BUSINESS

JAVCAP SECURITIES, LLC (the "Company") was granted membership in the Financial Industry Regulatory Authority ("FINRA") on March 6, 2007. It is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company is approved to conduct the following lines of broker-dealer business: merger and acquisition advisory services and private placements. In 2025, the Company sold its assets and personnel to another broker-dealer. The Company is currently inactive and only collecting revenue on legacy transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). It is management's opinion, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Cash and cash equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis
The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly, revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Income Taxes
The Company is a limited liability company, for federal income tax purposes, and, thus, no federal income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual tax returns.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations of Credit Risk

The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

Furniture, Fixtures and Equipment

Depreciation expenses for the year ending December 31, 2025 was $13,596.

Significant Judgement

Revenue from contracts with customers includes advisory fees and fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue Recognition

Success fees from engagements are typically variable fees calculated as a percentage of the aggregate consideration in a transaction. Success fees are generally recognized at the point in time when the performance in the engagement is completed (the closing date of the transaction). The Company may receive securities as part of its compensation.

The Company may also recognize advisory fees pursuant to an engagement. In this case, the Company recognizes the revenue as services are performed and satisfied pursuant to a contractual agreement. Any advisory fees received in advance of performance obligations being satisfied are deferred. As of December 31, 2025, there was $0 in deferred revenue.

Subsequent Events

Subsequent events were evaluated through the date financial statement were available to be issued. There are no events that are required to be disclosed or recorded.

3. NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital is the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company had net capital of $27,520 which was $22,520, in excess of the FINRA minimum net capital requirement of $5,000.

JAVCAP SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025

4. CONCENTRATION OF CUSTOMER REVENUES
For the year ended December 31, 2025, four customers accounted for 76% of the Company's fee income revenue. Major customers are those that account for more than 10% of fee income revenue.

5. SEGMENT REPORTING
The investment banking segment derives revenues from advisory and success fees on mergers and acquisitions. The Company's operations constitute a single operating segment.

The accounting policies of advisory fees are the same as those described in the summary of significant policies. The chief operating decision makers assess performance for the investment banking segment and decides how to allocate resources based on net income that is also reported on the income statement. The measurement of segment assets is reported on the balance sheet as total assets.

The chief operating decision maker uses net income to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits into the investment banking segment or into other parts of the entity. The chief operating decision maker also uses net income in competitive analysis by benchmarking competitors.

The Company derives revenue primarily from North America. The Company's chief operating decision maker is the managing partner.

6. SUBORDINATED LOAN
In March of 2024, the Company entered into a satisfactory subordinated agreement ("Subordinated Loan"). Subordinated loans must be approved by FINRA, are subordinated to the claims of creditors, and may be repaid only upon satisfaction of certain conditions, including the Company's continued compliance with specific net capital requirements. In June 2025, the Company received approval from FINRA to repay the $350,000 subordinated loan and $46,958 compounded interest to the lender.

7. CREDIT LOSSES
The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CEFL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected losses in certain circumstances.

The Company has accounts receivable as of December 31, 2025 of $0.

8. ASSET PURCHASE AGREEMENT
On June 2, 2025, the Company completed sale of its assets and intellectual property rights to a third party. The sale was $6,000,000 and after fees and expenses resulted in a gain of $5,347,238.

9. COMMITMENTS AND CONTINGENCIES
The Company does not have any commitments or contingencies as of December 31, 2025.